October 8, 2008

Ms. Rolaine S. Bancroft, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	iDcentrix, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-150939

Dear Ms. Bancroft:

Set forth below are the responses of iDcentrix, Inc., a Nevada corporation (the “Registrant”), to the comments of John B. Stickel of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-150939 (the “Registration Statement”), made during a telephone conversation between Mr. Stickel and me on October 3, 2008. All page references in the responses are to pages of Amendment No. 3 to the Registration Statement which is being filed herewith. All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Registration Statement.

Registration Statement

1.

Please revise the Registration Statement to include the Registrant’s cash-on-hand as of the most recent date practicable in each case where the Registrant previously disclosed the current burn rate pursuant to comment number 2 contained in the letter dated August 1, 2008, from Rolaine S. Bancroft, Special Counsel, to Francine Dubois, President and Chief Executive Officer of the Registrant.

The Registrant has added to the sixth paragraph under the heading “Summary – Business,” at pages 4-5, as a new penultimate sentence under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Plan of Operations,” beginning at page 28, and as a new penultimate sentence under “Going Concern”, at

KELLEY DRYE & WARREN LLP

October 8, 2008

Page Two

page 30, a disclosure of the fact that the Registrant had cash-on-hand of approximately $760,000 as of September 30, 2008. The cash-on-hand disclosure has also been added as a new final sentence under “Risk Factors – Going Concern,” at page 6, and under “Business – Going Concern,” beginning on page 19.

Exhibit 5

2.         Please file a revised legal opinion of McDonald Carano Wilson LLP to remove the last sentence.

As requested, the Registrant has filed a revised legal opinion of McDonald Carano Wilson LLP as Exhibit 5 to Amendment No. 3 to the Registration Statement which reflects the deletion of the last sentence. The consent of McDonald Carano Wilson LLP is included in its opinion.

Should you have any questions regarding the Company’s responses to your comments, or the additional disclosures in Amendment No. 3 to the Registration Statement, please contact me at (203) 351-8066 or Brian Calvey at (203) 351-8070.

Very truly yours,

/s/ Elizabeth A. Warren
Elizabeth A. Warren

cc:	Securities and Exchange Commission

John B. Stickel

iDcentrix, Inc.

Francine Dubois

Chief Executive Officer

David Fractor

Chief Financial Officer

Kelley Drye & Warren LLP

M. Ridgway Barker

Brian J. Calvey